PROSPECTUS


                              SENSE HOLDINGS, INC.


                        1,241,734 Shares of Common Stock




         This prospectus covers the 1,241,734 shares of common stock of Sense Holdings, Inc. being offered by certain selling securityholders. We will not receive any proceeds from the sale of the shares by the selling securityholders.


         Our common stock is traded in the National Quotation Bureau's "Pink Sheets" under the trading symbol "SEHO" (previously CTSMD). On June 30, 1999, the last date on which a trade in our common stock was reported, the closing price was $1.00. There is currently only a limited trading market in our common stock and we do not know whether an active trading market will develop.

                          ----------------------------

         This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 4.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                          ----------------------------


                 The date of this prospectus is February 9, 2000

                               PROSPECTUS SUMMARY


The Company

         Sense Holdings, Inc. is a Florida corporation. We design, develop, manufacture and sell products that use biometric technology to verify a person's identity. Unique physical traits such as fingerprints, retina lines, voice waves and palm prints are known as biometric traits, and their use to verify a person's identity is known as biometric identification. Our current product, CheckPoint T/ATM, uses fingerprints to authenticate a person's identity. CheckPoint T/ATM is marketed to employers as a method of verifying each employee's actual attendance at work, thereby substantially reducing incidents of employee fraud inherent in the use of traditional attendance systems such as punch clocks. CheckPoint T/ATM also gathers employee attendance data, performs calculations and generates reports using the data, and electronically transports the information to third-party payroll services, where payroll checks can be prepared.

         To date, we have only generated minimal revenues from operations. For the year ended December 31, 1998, and the nine months ended September 30, 1999, we incurred losses of $(174,629) and $(562,875), respectively. We recently completed a private offering of our common stock, and received approximately $700,000 from that offering.

         Our executive offices are located at 7300 West McNab Road, Suite 117, Tamarac, Florida 33321, and our telephone number there is (954) 726-1422. References in this prospectus to "we", "us" and "our" are to Sense Holdings, Inc. and its wholly-owned subsidiary, Sense Technologies, Inc.

The Offering
Common Stock Offered by
Selling Securityholders........................................  1,241,734 shares

Common Stock Outstanding:
     Prior to the Offering ....................................  6,071,736 shares
     After the Offering  ......................................  6,071,736 shares

Trading Symbol for Common Stock................................  SEHO (previously CTSMD)


Selected Financial Data

     The following summary of our financial information has been derived from our financial statements that are included in this prospectus. The information for the year ended December 31, 1998 is derived from our audited financial statements. The information for the nine months ended September 30, 1999 is derived from our unaudited financial statements.

                                                  Year ended                Nine Months Ended
                                               December 31, 1998            September 30, 1999
                                               -----------------            ------------------
                                                                                (unaudited)
Revenues                                        $    - 0 -                           $54,695

Gross Profit                                    $     -0-                            $33,005

Operating Expenses                                   $ 174,629                      $595,880

Net (Loss)                                           $(174,629)                    $(562,875)

Net (Loss) Per Share                                     $(.04)                        $(.12)


                                               December 31, 1998              September 30,  1999
                                               -----------------              -------------------
                                                                                  (unaudited)
Working Capital
  (Deficit)                                          $(124,643)                      $468,922

Total Assets                                        $   23,378                       $532,546

Current Liabilities                                  $ 139,424                       $ 52,217

Long-Term Debt                                   $    - 0 -                      $   - 0 -

Shareholder's Equity
  (Deficit)                                          $(116,046)                      $480,329

                                  RISK FACTORS

         An investment in the securities offered hereby is speculative in nature and involves a high degree of risk. In addition to the other information contained in this prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the securities offered hereby.

If our net losses continue, investors may have difficulty reselling their shares

         For the fiscal year ended December 31, 1998, and the nine months ended September 30, 1999, we experienced net losses of $(174,629) and $(562,875), respectively. Our operating results for future periods will include significant expenses, including product and service development expenses, sales and marketing costs, programming and administrative expenses, and will be subject to numerous uncertainties. As a result, we are unable to predict whether we will achieve profitability in the future. If we are unable to achieve profitable operations, investors may be unable to sell their shares at a profit, or at all.

Our business is capital intensive, particularly with respect to advertising and marketing, and our lack of revenues and profits may make our obtaining additional capital more difficult

         Our operations are capital intensive and our growth will consume a substantial portion of our available working capital. Therefore, depending upon the timing and rate at which we are able to generate revenues from operations, we may require additional capital in order to fund our operations. We anticipate that funds currently available to us will satisfy working capital requirements for approximately one year. Unless we are able to generate sufficient revenues to sustain and grow operations, we will require additional funding in order to remain viable. Our current lack of significant revenues or profitable operations may cause us difficulty in raising additional financing if we require it. We cannot predict whether additional financing will be available to us on acceptable terms.

A contract necessary for CheckPoint T/A(TM) to function effectively could terminate

         We have an agreement with Integrated Design, Inc. to license software to us, that enables the data gathered by CheckPoint T/A(TM) systems to be formatted and transmitted to third party payroll services. That agreement may be terminated by either party on ninety days' prior written notice.

         If this agreement is terminated, our ability to continue to produce and market CheckPoint T/A(TM), and, therefore, our financial results of operations, will be adversely affected.

Our limited operating history makes an evaluation of us difficult

         We were recently formed and have only conducted limited operations. We have no operating history that permits you to evaluate our business and our prospects based on prior performance. You must consider your investment in light of the risks, uncertainties, expenses and difficulties that are usually encountered by companies in their early stages of development, particularly those engaged in emerging technologies such as biometrics.

There are various biometric security devices being developed and marketed, and we have performed no market studies to determine whether fingerprint biometric security devices will be accepted in the marketplace

         CheckPoint T/A(TM) uses fingerprints as the basis for authenticating a person's identity. Other forms of biometric identification, including iris scanning, voice patterns and signature verification, are being developed and tested and may, in the future, be marketed by others. Our success will be dependent on our ability to successfully market CheckPoint T/A(TM) and support services to end-users, distributors and resellers. Successful marketing will depend upon the acceptance of fingerprint biometrics to be accepted as a preferred form of identification. We have not commissioned a formal market or research study to determine whether fingerprint identification is preferred to other forms of biometric identification, or whether sufficient demand for our products and services exists to enable us to sustain operations, expand or achieve profitability.

Our inability to manage growth could hurt our operating results

         Further expansion of our operations will be required to address potential growth of our customer base and market opportunities. Expansion will place a significant strain on our management, operational and financial resources. Currently, we have only a limited number of employees to do this, and will need to improve existing and implement new transaction processing, operational and financial systems, procedures and controls, and to expand, train and manage our employee base. We also will be required to expand our finance, administrative and operations staff. Furthermore, we intend to enter into relationships with various strategic partners, including product manufacturers and distributors and other third parties necessary to our business. Our failure to prepare for and manage growth effectively will have a damaging effect on our business, results of operations and financial condition.

Our lack of product diversification could heighten the effects of any setbacks we suffer

         We currently market only one product. As a result, in the event of unforeseen adverse events in the development, enhancement, marketing or acceptance of our product, we will be unable to temper its effects by relying upon sales of other products. We do not currently know when products under development will generate revenues, or whether they can be successfully marketed.

Our inability to timely complete product and technology development may hurt us

         We have not yet completed development and testing of certain proposed products and proposed enhancements to our CheckPoint T/ATM systems, some of which are still in the planning stage or in relatively early stages of development. Our success will depend in part upon our ability to complete product development to permit their timely introduction into the marketplace. We will be required to commit considerable time, effort and resources to complete development of our proposed products and product enhancements, however, our product development efforts are subject to all of the risks inherent in the development of new products and technology, including unanticipated delays, expenses and difficulties, as well as the possible insufficiency of funding to complete development.

         Our product development efforts may not be successfully completed. In addition, our proposed products may not satisfactorily perform the functions for which they are designed, they may not meet applicable price or performance objectives and unanticipated technical or other problems may occur which result in increased costs or material delays in development. Despite testing by us and by current and potential end users, problems may be found in new products after the commencement of commercial shipments, resulting in loss of, or delay in, market acceptance.

An active and visible trading market for our stock may not develop

         Our common stock is traded in the "pink sheets" and there is currently only a limited trading market for our shares. We desire to obtain greater visibility for our shares in the marketplace through a listing on the OTC Bulletin Board; however, we may not meet the criteria for listing. In the event that our shares are available for sale solely through the "pink sheets":

         o there will likely continue to be only a limited market for our shares;
         o investors may have difficulty buying and selling our shares;
         o market visibility for our shares will be limited; and
         o the lack of visibility associated with "pink sheet" listing may have a depressive effect on the market price for our shares.

         It is not possible to foresee all risks which may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective purchaser is encouraged to carefully analyze the risks and merits of an investment in the Shares and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of September 30, 1999. The table does not reflect the exercise of any options. The table should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                              September 30, 1999
                                                                              ------------------
Shareholder's equity:

     Common Stock, $.10 par value,
     10,000,000 shares authorized,
     6,071,734 shares issued and
     outstanding actual                                                              $610,660

Additional paid-in capital                                                            597,160

Accumulated deficit                                                                  (737,504)
                                                                                  -----------
     Total shareholder's equity                                                      $480,329
                                                                                  -----------
     Total  capitalization                                                           $480,329
                                                                                  ===========


                                 USE OF PROCEEDS

         We will not receive any proceeds upon the sale of shares by the selling securityholders.


                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Our shares of common stock are listed in the National Quotation Bureau's "Pink Sheets" under the symbol "SEHO" (previously CTSMD). There is currently a limited trading market for our shares and we do not know whether an active market will develop The reported high and low bid prices for the common stock are shown below for the period from July 1, 1997 through September 30, 1999. An "*" indicates that no trades were reported during the quarter. The quotations, which were provided by the research department of the Nasdaq Stock Market, Inc., reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.


Period                                                      High                     Low
------                                                      ----                     ---
Fourth Quarter ended 12/31/97                                *                         *

First Quarter ended 3/31/98                               $.09375                    $.0625
Second Quarter ended 6/30/99                                 *                         *
Third Quarter ended 9/30/98                                  *                         *
Fourth Quarter ended 12/31/98                                *                         *

First Quarter ended 3/31/99                                 $3.50                     $1.00
Second Quarter ended 6/30/99                                $1.00                      $.75
Third Quarter ended 9/30/99                                   *                         *
Fourth Quarter ended 12/31/99                               $1.00                     $1.00

         Our common stock is owned of record by approximately 800 holders. We have never paid cash dividends on our common stock. We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Our future payment of dividends will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

         Our common stock is traded in the "pink sheets" and there is currently only a limited trading market for our shares. There are currently 6,071,736 shares of our common stock outstanding. Of these shares, 732,021 shares are freely tradeable and 1,241,734 shares are available for sale under this prospectus. The balance of 4,097,981 shares are restricted and may be sold only if a registration statement covering those shares is in effect or if there is an available exemption from registration. In January 2000, approximately 4,000,000 restricted shares issued in January 1999 will become available for sale under Rule 144 once we begin filing quarterly reports with the Securities and Exchange Commission. If we do not have a substantial market for our shares, a significant number of shares being sold could greatly affect the market and cause a decline in the price of our common stock.

         Prospective investors should not view historic market prices as indicative of the prices at which our shares can be bought or sold. Following the effective date of the registration statement, we will file periodic reports with the Securities and Exchange Commission and at that time, we intend to apply to have our shares listed on the Over-the Counter Bulletin Board, an electronic trading system maintained by the National Association of Securities Dealers. There is no assurance that our shares will be listed on the Bulletin Board or even if they are, that more than a limited trading market will develop.

         The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our common stock could be considered to be a "penny stock". A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of these securities. In addition he must receive the purchaser's written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our securities, and may negatively affect the ability of holders of shares of our common stock to resell them.



                           FORWARD-LOOKING STATEMENTS

         Some of the statements in this prospectus discuss future expectations or state other forward-looking information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contemplated by the statements. Factors that might cause a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION

         During the twelve month period immediately following the date of this prospectus, our goal is to design, produce and market our biometric security devices. In order to accomplish our goal, we must create, with the assistance of various consultants, a computer network which will allow our clients to receive our services and purchase our products.

Results of Operations - July 13, 1998 (Inception) - December 31, 1998

         We generated no revenues during the period from our inception through December 31, 1998. Operating expenses were $174,629 for the period ended December 31, 1998. These expenses consisted mainly of general and administrative expenses of $99,611 primarily attributable to salaries, advertising costs of approximately $14,000, professional fees of approximately $30,000, and research and development expenses of $71,510, consisting of software purchased for use in the production of security systems.

Results of Operations - January 1, 1999 - September 30, 1999 (Unaudited)

         For the nine months ended September 30, 1999, we generated revenues of $54,695. The cost of goods sold was $21,690, resulting in a gross profit of $33,005 for the nine month period. Operating expenses were $595,880 for the nine months ended September 30, 1999. These expenses consisted mainly of general and administrative expenses of $220,017 primarily attributable to salaries and professional fees, non-cash compensation expenses of $260,000, and research and development expenses of $107,542 consisting of software purchased for use in the production of security systems. The significant increase in our operating expenses during 1999 reflect our full nine months' of operations, the commencement of payments of officers' salaries and salary payments for a larger technical staff, and legal and accounting fees relating to this registration statement.

Liquidity, Capital Resources and Plan of Operations

         We have financed our growth and cash requirements through capital contributions from existing shareholders. We do not currently have any credit facilities from financial institutions or private lenders. We do not currently have any material commitments for capital expenditures.

         Cash used in operations for the period from July 13, 1998 (inception) to September 30, 1999 was approximately $537,000 attributable primarily to the net loss of approximately $738,000 offset by non-cash compensation of $260,000, increases in accounts receivable of $55,000, increases in inventory of $19,000 and increases in prepaid and other current assets of $40,000 offset by increases in accounts payable and accrued expenses of $52,000. Cash used in investing activities was approximately $14,000 which was for the purchase of property and equipment. Cash provided by financing activities during the period was approximately $946,000 from the sale of common stock of $830,000 and capital contributions of $200,000 offset by loans to shareholders of approximately $12,000. Total cash increased by approximately $395,000 during the period.

         Since our inception, we have been engaged in research and development activities relating to our first generation of biometric security products. We commenced delivery of these products in the third quarter of fiscal 1999 and began generating revenues from those sales in the fourth quarter. We recently completed development of a second generation product, and expect revenues from those product sales during the first half of fiscal year 2000. We also expect that enhancements to our second generation product will support a larger database, and enable us to market CheckPoint T/ATM to larger companies, resulting in a greater profit margin to us. We anticipate that enhanced versions of our product will be available for shipment during the first half of fiscal 2000.

         Based upon purchase orders we have received, anticipated future product sales and cash on hand, we do not believe that we will be required to raise additional capital in order to meet our cash flow needs over the next twelve months. However, in order to remain competitive in the marketplace, we must develop new products and enhance our existing products. Should revenues not reach projected levels or should unforeseen events arise, we may be required to secure additional funds to meet our operating needs sooner than anticipated. Additional funding may not be available to us on acceptable terms.

Year 2000 Compliance

         Many currently installed computer systems and software products are coded to accept only two-digit entries to represent years in the date code field. Computer systems and products that do not accept four-digit year entries will need to be upgraded or replaced to accept four-digit year entries to distinguish years beginning with 2000 from prior years.

         We have completed the process of becoming compliant with the Year 2000 requirements at an approximate cost of $2,000. Compliance includes all phases of our information technology and non-information technology. In order to address Year 2000 concerns, we developed CheckPoint T/ATM to accept four digit year coding. All computer systems that we use for product development, testing and other purposes have been tested to assure Year 2000 compliance, and any failing systems were updated or replaced, and retested. Included in this process are our basic input output systems, also known as BIOS, which control the time and date functions of our products' hardware systems. Our BIOS are supplemented by a back-up, real time clock, which confirms that the BIOS function properly, and makes adjustments as are necessary.

         As discussed elsewhere in this prospectus, we have material relationships with various third parties, including SAC Technologies, Inc., Test Systems Engineering and Integrated Design, Inc. We have contacted each of these third-parties and confirmed that their computer systems are Year 2000 compliant. We have been advised by Integrated Design that the computer systems of the major third-party payroll service providers which interfaces with the software developed for us by Integrated Design, are also Year 2000 compliant.

         Neither Sense Holdings nor any third parties with whom we have material relationships, suffered any significant adverse consequences resulting from the transition to Year 2000. However, it is possible that companies including us and our third-party contractors, will suffer adverse Year 2000 consequences over the near term. In order to minimize potential adverse effects, we have designated experienced personnel and consultants to identify, correct, test and implement solutions to Year 2000 problems, if and when they arise. In addition, we have purchased excess inventory of products and components, in the event that future Year 2000 consequences causes delays in our ability to obtain component supplies. We have also identified alternate suppliers of non-proprietary components that we may approach should our inventory of components outlast third-party vendors' Year 2000 problems. We have not established any other contingency plan to address Year 2000 issues should they arise, and we do not intend to do so.


                                    BUSINESS

         Sense Holdings, Inc. is a recently-formed Florida corporation. We design, develop, manufacture and sell products that use biometric technology to verify a person's identity. Unique physical traits such as fingerprints, retina lines, voice waves and palm prints are known as biometric traits, and their use to verify a person's identity is known as biometric identification.

Corporate History

         We were organized in Idaho, under the name Century Silver Mines, Inc., on February 5, 1968. Originally, we developed mining properties, but by 1998 we had ceased those operations and sought an operating business that we might acquire.

         Sense Technologies, Inc. was organized under the laws of the State of Florida on July 13, 1998. Sense Technologies was formed for the purpose of engaging in developing and marketing biometric devices for use in employee identification and security-related products.

         In January 1999, we acquired all of the outstanding shares of Sense Technologies for a purchase price consisting of 4,026,700 of our shares, issued to the former shareholders of Sense Technologies. We now own and operate Sense Technologies, Inc. as our wholly-owned subsidiary. At the time of the acquisition, Century Silver Mines had no operations and Sense Technologies was developing its proprietary biometric security systems. Immediately following the acquisition, the former shareholders of Sense Technologies owned approximately 93% of our outstanding shares.

         At the time of the acquisition, the principal owners of Sense Technologies were Dore Scott Perler and Andrew Goldrich. Dore Perler was its president, Andrew Goldrich was its secretary and treasurer, and Messrs. Perler and Goldrich were the members of its board of directors. At the time of the acquisition, the officers and directors of Century Silver Mines were John Branz, Kirk Scott and Barbara Scott, the mother of Kirk Scott. There were 288,300 outstanding shares of Century Silver Mines owned by approximately 750 holders, none of whom, to our knowledge, owned in excess of 5% of the outstanding shares. However, we understand that Kirk Scott, Barbara Scott and James Scott, her borther-in-law, owned an aggregate of approximately 29% of the outstanding shares of Century Silver Mines at the time of the acquisition.

         In January 1999, we reduced the shares of our stock that were outstanding by combining each 7.74 shares that were outstanding, into one share. All numbers of shares in this prospectus reflect the January 1999 share combination. In June 1999, we changed our corporate domicile from Idaho to Florida and, in connection with the domicile change, we changed our name to Sense Holdings, Inc.

Industry

         The use of unique physical traits to verify a persons' identity, is known as "biometric" identification. Biometric identification includes fingerprinting, hand geometry, iris scanning, signature verification and voice analysis. Biometric technology has been used for decades in government and law enforcement applications. But, until recently, these systems were too expensive to manufacture to make retail marketing realistic. With the introduction of more powerful computers and the development of more advanced software applications, biometric identification techniques can be adapted for commercial purposes on an economically feasible basis.

         We believe that fingerprint identification is far more effective in authenticating employees' actual attendance at work than traditional time clock verification. By authenticating a person's identity, biometric identification can substantially reduce incidents of employee fraud inherent in the use of other forms of employee identification and attendance verification, such as punch clocks. We also believe that fingerprint verification is less intrusive, more widely accepted and more cost effective than other available forms of biometric identification systems.

Products

         We currently have one biometric security identification system, which we call "CheckPoint T/A(TM)". CheckPoint T/A(TM) has hardware and software components that identify an employee by comparing his or her fingerprint to the fingerprint on file with the employer, while gathering time and attendance data each time the employee's fingerprint is read. The user's fingerprint is scanned by means of an optical reader with sensors that scan and capture the image of the fingerprint. The image is then converted into data that is stored in the employer's computer database as a reference for comparison to the fingerprint of the employee offered at the workplace. CheckPoint T/ATM's functions include:

         o authenticating the identity of employees when they arrive at and leave work;
         o gathering data, including the time each employee attends work;
         o performing calculations based on the data that is gathered, and exporting this information electronically, to third-party payroll software, such as that provided by ADP, so that automated payroll checks can be produced;
         o granting access to locked buildings, offices or other secured areas; and
         o producing logs and reports related to the foregoing.

         We have completed the production of pilot versions of CheckPoint T/A(TM), and have built and shipped 15 prototypes that are being field tested by a limited group of select customers. We commenced delivery of these products in the third quarter of fiscal 1999 and began generating revenues from those sales in the fourth quarter. We also have firm orders for an additional 30 systems. These systems are scheduled for shipment in the first quarter of 2000. We recently completed development of a second generation product, and expect revenues from those product sales during the first half of fiscal year 2000. We also expect that enhancements to our second generation product will support a larger database, and enable us to market CheckPoint T/ATM to larger companies, resulting in a greater profit margin to us. We anticipate that enhanced versions of our product will be available for shipment during the first half of fiscal 2000.

         We are also developing a modified version of CheckPoint T/A(TM), to be known as CheckPoint A/C(TM). CheckPoint A/C(TM) will incorporate "access control" functions into our CheckPoint T/A(TM) system. These functions will provide user access to buildings, offices and other secure areas, based upon authentication of the user's fingerprint. The program can incorporate different levels of security to permit access to places based upon the level of the user's security clearance.

         To date, we have developed a CheckPoint T/ATM system that incorporates access control for single door access. We are currently developing software application infrastructure that will enable a single CheckPoint T/ATM system to to control access to multiple locations. We intend to market CheckPoint A/C(TM) at a higher price than CheckPoint T/A(TM), to provide for the increased level of technology and functionality provided by CheckPoint T/A(TM) .

Product Development, Manufacturing and Assembly

         A CheckPoint T/A(TM) system consists of an optical fingerprint scanner with sensors, a custom-built Pentium-based computer with VGA color display and our proprietary software.

         The software portion of CheckPoint T/A(TM) has been developed by our in-house computer programmers and software engineers. The source code for the software is our proprietary property. This software enables CheckPoint T/A(TM) to gather, filter and sort data, generate reports from the data and compute payroll information for transmission to third party payroll services.

         We obtain most of the hardware components for CheckPoint T/A(TM) off-the-shelf, from various vendors. However, certain hardware components are designed to our specifications and manufactured exclusively for us by Test Systems Engineering.

         We have entered into a strategic alliance with Test Systems Engineering. Test Systems Engineering will design, engineer, configure and assemble the hardware components of CheckPoint T/A(TM), in consultation with us, and to our specifications. All product testing and assembly will be performed at Test Systems Engineering's facilities, in order to maintain quality control. Our agreement with Test Systems Engineering terminates on December 31, 2005, but, as long as we remain in compliance with our obligations under the agreement, it will be automatically renewed for consecutive one year terms. For its services, Test Systems Engineering receives a fee payable at the rate of $75 per hour. We are dependent on Test Systems Engineering for its services in producing CheckPoint T/A(TM).

         We have entered into a license agreement with SAC Technologies, Inc. Under this agreement, we have the exclusive right to include SAC's technology in our identification systems. This technology consists of the optical fingerprint scanner with sensors and related software that converts a fingerprint image into data that is stored in CheckPoint T/A(TM)'s database. We have agreed to pay SAC a one time license fee of $100,000 for the right to use its technology and manufacture and market CheckPoint T/A(TM) under our name. We also agreed to pay royalties to SAC of $50 per system sold, with annual minimum royalties of $50,000. We have paid SAC $37,500 and must pay the balance to SAC in three quarterly payments. Our agreement with SAC continues until December 21, 2002, but as long as we are not in default of our obligations, the license agreement will be renewed annually provided that we increase our purchases from SAC by at least 20% over the preceding year.

         We have entered into an agreement with Integrated Design, Inc. under which Integrated Design has agreed to develop a software program to enable the payroll data produced by CheckPoint T/A(TM) to be transferred to third party payroll services such as ADP and Paychex. We have agreed to license the software from Integrated Design and pay license fees aggregating at least $100,000 during the first two years of the agreement. We have also agreed to pay Integrated Design a $10,000 software development fee. The agreement is for a term of five years, with five year renewal terms, but may be canceled by either party on 90 days written notice. The agreement also provides us access to the software and allows us to continue to use Integrated Design's software in the event of their dissolution, bankruptcy or similar events.

         From our inception in July 1998 through September 30, 1999, we have spent approximately $179,052 on research and development activities.

Sales and Marketing

         We intend to market CheckPoint T/A(TM) systems for base prices ranging from $5,995 to $7,995, depending on the number of employees who will be tracked on the system. Expansion modules can be added in one hundred employee increments, for $495. We will also offer software updates and on-site service contracts for additional fees.

         Initially, we will market CheckPoint T/A(TM) to manufacturers and retailers with at least 15 employees. We plan to sell CheckPoint T/A(TM) and future products through an in-house sales force who will use telemarketing lead generation, direct marketing programs, trade show participation, and local, regional and national advertising campaigns to generate sales. We are also evaluating whether our biometric technology can be used to conduct secure commerce over the Internet.

         We have also engaged independent sales representatives to market our products in the Atlanta, New York, Miami and Los Angeles markets. We intend to engage sales representatives to cover additional territories over the next 12 months. Initially, we intend to seek penetration of the retail merchandise, home and business security, food processing facilities, textile manufacturing and trucking and transport distribution markets through the services of these representatives. Sales representatives are generally compensated by a commission based upon the sales prices of systems sold by them.

Intellectual Property

         We have developed our own software and we claim common law ownership of our software. We may also seek copyright protection for our software with the United States Patent and Trademark Office, and are investigating whether our CheckPoint T/A(TM) system configuration of hardware and software may be the subject of a successful patent application.

         Whether or not we obtain formal protection for our software, hardware or CheckPoint T/A(TM) system, we intend to vigorously protect our ownership rights. However, protection of our rights will not prevent others from developing similar technology on their own or developing other products that may be used for purposes similar to ours. If these events occur, others may become our competitors and our financial condition and the results of our operations may be adversely affected.

Competition

         We do not believe that intense competition currently exists for biometric security systems for use in the private sector. However, the demand for more reliable security systems is high and we expect that additional competition will develop as others develop technologies for applications similar to ours. Our ability to compete successfully will depend on many factors, including our ability to adapt to changing technologies and meet the needs of the marketplace on a price competitive and timely basis.

         Competition may come from companies using biometric fingerprint technology, as well as from companies using other biometric identification methods. Competitors also include companies marketing traditional forms of employee verification and attendance products, including time clocks, ID badges, passwords and PIN numbers. Competition is likely to include companies with longer operating histories and greater financial and other resources than we have.

         We believe that we can effectively compete in our industry because:

         o biometric identification is more reliable than traditional employment verification methods;
         o fingerprint identification is less costly and more recognized than other currently available forms of biometric identification;
         o CheckPoint T/ATM uses biometric technology, tracks employee attendance and performs payroll functions not available through the use of currently available competitive products;
         o biometric identification does not use ID badges, passwords , PIN numbers or other devices that have historically been misused by employees to the detriment of employers; and

         o CheckPoint T/ATM has other security-related applications, such as limiting access to secure areas only to personnel who are authorized and whose identity can be verified.

Our inability to compete successfully will have a material adverse effect on our financial condition and results of our operations.

Employees

         We currently employ nine people, six of whom are full-time employees, in the following capacities: three executive officers, one administrative employee, three sales and marketing personnel and two programmers. Our employees are not represented by a collective bargaining unit. We believe that the relations with our employees are good.

Legal Proceedings

         We are not a party to any material legal proceeding, nor are any of our officers, directors or affiliates a party adverse to us in any legal proceeding.

Description of Property

         We currently lease approximately 1,300 square feet of office space at our Tamarac, Florida headquarters. The lease is with an unaffiliated party. Our monthly lease payments range from approximately $1,166 to $1,285 over the lease term. The lease expires in July 2002 and provides that we may not assign or sublet the premises without the landlord's prior written consent. These facilities are suitable and adequate for our current needs. We currently maintain commercial general liability and property insurance coverage with policy limits of $1,000,000 and $125,000, respectively. We may increase this coverage to the extent business growth dictates.


                                   MANAGEMENT

Directors and Executive Officers

         The following table includes the names, positions held and ages of our executive officers and directors.




NAME                                       AGE                                    POSITION
----                                       ---                                    --------
Dore Scott Perler                           39                         Chief Executive Officer, President
                                                                       and Director

Andrew Goldrich                             38                         Vice President and Director

Shawn Tartaglia                             30                         Chief Technical Officer and Director

Julie Slater                                40                         Director

         Dore Scott Perler has served as the Chief Executive Officer and President of the Company, and a member of its Board of Directors, since July 1998. From May 1993 to July 1998, Mr. Perler was a founder, Director, and Vice President of Sales covering the Southeast United States and Latin America, for Latinrep, Inc., a manufacturer's representative organization. He assisted in the formation of Latin Channels, a trade show for Latin American distributors.

         Andrew Goldrich has served as the Vice President of the Company, and a member of its Board of Directors, since July 1998. From January 1984 to July 1998, Mr. Goldrich was Vice President of Sales and Finance for Sassy Knitting Mills, Inc., a privately-held garment manufacturer. He was a founder of Sassy Knitting Mills, where he implemented a national salesforce and was responsible for overall financial and marketing activities.

         Shawn Tartaglia has served as the Chief Technical Officer of the Company, and a member of its Board of Directors, since July 1998. From November 1997 to July 1998, Mr. Tartaglia was Manager of Information Systems for CompScript, Inc., a privately-held pharmaceutical provider. From February 1993 to November 1997, he was employed by Solopak Pharmaceuticals, a privately-held pharmaceutical supplier, as its Systems and Telecommunications Manager.

         Julie Slater has served on the Company's Board of Directors, since January 1999. From 1984 and continuing until the present, Ms. Slater is Vice President of All Eyes Optical, a privately-held optometry and retail eye wear provider.

         We have also engaged several consultants who we believe are significant to our business. They are:

         Doug Kilarski is our Operations Director, Business Operations. Mr. Kilarski has served as a consultant to us, through Test Systems Engineering, since July 1998. From 1994 to the present he is the Vice President, Analyst for Aspen Business Development, a privately-held business development organization.

         Alex Schlinkmann is our Operations Director, Hardware Engineering and Manufacturing.

Mr. Schlinkmann has been a consultant to us, through Test Systems Engineering, since July 1998. From 1991 to the present he serves a President and Design Engineer for Test Systems Engineering, a privately-held manufacturer of automated assembly machines.

         Jamie Schlinkmann is our Operations Director, Hardware Design. Mr. Schlinkmann is the brother of Alex Schlinkmann, and has been a consultant to us since July 1998. From 1991 to the present he serves as Vice President and Design Engineer for Test Systems Engineering, a privately-held manufacturer of automated assembly machines.

         Board Committees: We do not as yet have an audit committee or a compensation committee. However, as and when we elect independent directors, we expect to organize these committees.

         Employment Agreements. In March 1999, we entered into employment agreements with each of Dore Scott Perler, Andrew Goldrich and Shawn Tartaglia. Each agreement provides for employment at our discretion, and may be terminated at any time, for any reason not prohibited by law. The agreements require each employee to devote all of his work time and attention to our business, and contain confidentiality provisions prohibiting the employee from divulging information concerning our business to any third party. Each employee is entitled to participate in our stock option plan, and in all other benefit programs established by the board of directors for the benefit of our employees. We pay Messrs. Perler and Goldrich annual salaries at the rate of $67,600 per year, and Mr. Tartaglia at the rate of $65,000 per year.

           All directors serve for one year and until their successors are elected and qualify. Directors do not receive compensation for serving as directors. Officers are elected by the Board and their terms of office are, except as otherwise stated in employment contracts, at the discretion of the Board.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table sets forth information relating to all compensation awarded to, earned by or paid by us during the past three fiscal years to: (a) our President and Chief Executive Officer; and (b) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 1998:

                                    Fiscal                             Other Annual                     LTIP     All Other
Name and Principal Position          Year        Salary       Bonus    Compensation     Options/ (#)    Payouts  Compensation
---------------------------          ----        -------      -----    ------------     ------------    -------  ------------
Dore Scott Perler, CEO               1998           -            -          -               -              -       --


Option Grants in Last Fiscal Year

         The following table sets forth information concerning our grant of options to purchase shares of our common stock during the fiscal year ended December 31, 1998 to (a) our President and Chief Executive Officer; and (b) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 1998.


                                                Percent of
                                Number of     Total Options/
                               Securities      SARs Granted
                               Underlying      To Employees          Exercise Or
                              Options/SARs       In Fiscal           Base Price
      Name                     Granted (#)          Year               ($/Sh)           Expiration Date
      ----                     -----------          ----               ------           ---------------

Dore Scott Perler, CEO              -               -                     -                   --

Incentive and Non-Qualified Stock Option Plan

         On July 19, 1999, the board of directors adopted our 1999 stock option plan. We have reserved 1,500,000 shares of common stock for issuance upon exercise of options granted from time to time under the 1999 stock option plan. The 1999 stock option plan is intended to assist us in securing and retaining key employees, directors and consultants by allowing them to participate in our ownership and growth through the grant of incentive and non-qualified options.

         Under the stock option plan we may grant incentive stock options only to key employees and employee directors, or we may grant non-qualified options to our employees, officers, directors and consultants. The 1999 stock option plan is currently administered by our board of directors.

         Subject to the provisions of the stock option plan, the board will determine who shall receive options, the number of shares of common stock that may be purchased under the options, the time and manner of exercise of options and exercise prices. The term of options granted under the stock option plan may not exceed ten years or five years for an incentive stock option granted to an optionee owning more than 10% of our voting stock. The exercise price for incentive stock options will be equal to or greater than 100% of the fair market value of the shares of the common stock at the time granted. However, the incentive stock options granted to a 110% holder of our voting stock are exercisable at a price equal to or greater than 10% of the fair market value of the common stock on the date of the grant. The exercise price for non-qualified options will be set by the board, in its discretion, but in no event shall the exercise price be less than 75% of the fair market value of the shares of common stock on the date of grant. The exercise price may be payable in cash or, with the approval of the board, by delivery of shares or by a combination of cash and shares. Shares of common stock received upon exercise of options will be subject to restrictions on sale or transfer. As of the date of this prospectus, we have not granted any options under the 1999 stock option plan.

Option Exercises and Holdings

         The following table contains information with respect to the exercise of options to purchase shares of common stock during the fiscal year ended December 31, 1998 to (a) our President and Chief Executive Officer; and (b) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 1998.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

                                                                            Number of
                                                                           Securities            Value of
                                                                           Underlying           Unexercised
                             Shares                                        Unexercised         In-The-Money
                            Acquired                                      Options/SARs         Options/SARs
                               On                         Value           At FY-End (#)        At FY-End ($)
                            Exercise                    Realized          Exercisable/         Exercisable/
      Name                     (#)                         ($)            Unexercisable        Unexercisable
      ----                -------------               -------------       -------------        -------------
Dore Scott Perler, CEO         -                            -                   -                   -



Long-Term Incentive Plans Awards in Last Fiscal Year


                                     Number         Performance
                                    of Shares         or Other            Estimated Future Payouts Under
                                    Units or        Period Until            Non-Stock Price-Based Plans
                                  Other Rights       Maturation             Threshold   Target   Maximum
      Name                            (#)             or Payout              ($or #)    ($or #)  ($ or #)
      ----                        ------------      ------------          ------------  -------  -------
Dore Scott Perler, CEO                  -                 -                      -          -      -


Limitation on Liability and Indemnification Matters

         As authorized by the Florida Business Corporation Law, our Articles of Incorporation provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except liability for:

         o any breach of the director's duty of loyalty to our company or its shareholders;
         o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
         o unlawful payments of dividends or unlawful stock redemptions or repurchases; and
         o any transaction from which the director derived an improper personal benefit.

         This provision limits our rights and the rights of our shareholders to recover monetary damages against a director for breach of the fiduciary duty of care except in the situations described above. This provision does not limit our rights or the rights of any shareholder to seek injunctive relief or rescission if a director breaches his duty of care. These provisions will not alter the liability of directors under federal securities laws.

         Our Articles of Incorporation further provide for the indemnification of any and all persons who serve as our director, officer, employee or agent to the fullest extent permitted under Florida law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, this indemnification is against public policy as expressed in the securities laws, and is, therefore unenforceable.

                              CERTAIN TRANSACTIONS

         In July 1998, Dore Scott Perler, our President and a director, and Andrew Goldrich, our Vice President and a director, founded Sense Technologies and each of them were issued 1,370,518 shares valued at par, or $137,052 each. Mr. Perler and Mr. Goldrich each subsequently contributed inventory and other fixed assets to the capital of Sense Technologies, valued at $29,291.50 each. Thereafter, Mr. Goldrich gifted 85,999 shares to a family member and Mr. Perler gifted 25,793 shares to two friends.

         In July 1998, Shawn Tartaglia, a founder of Sense Technologies, and our Chief Technology Officer and a director, was issued 193,585 shares valued at par, or $19,359.

         In August 1998, Julie Slater, a director, purchased shares of Sense Technologies for $10,000. These shares were converted into 38,703 shares of our common stock at the time we acquired Sense Technologies.


                             PRINCIPAL SHAREHOLDERS

         The following table sets forth, as of December 31, 1999, information known to us relating to the beneficial ownership of shares of common stock by: each person who is the beneficial owner of more than five percent of the outstanding shares of common stock; each director; each executive officer; and all executive officers and directors as a group.

         Unless otherwise indicated, the address of each beneficial owner in the table set forth below is care of Sense Holdings, Inc., 7300 West McNab Road, Suite 117, Tamarac, Florida 33321.

         We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

         Under securities laws, a person is considered to be the beneficial owner of securities he owns and that can be acquired by him within 60 days from the date of this prospectus upon the exercise of options, warrants, convertible securities or other understandings. We determine a beneficial owner's percentage ownership by assuming that options, warrants or convertible securities that are held by him, but not those held by any other person and which are exercisable within 60 days of the date of this prospectus, have been exercise or converted.

Name and Address of                            Amount and Nature of                     Percentage
   Beneficial Owner                            Beneficial Ownership                       of Class
   ----------------                            --------------------                       --------
Dore S. Perler                                       1,344,725                             22.1%
9400 S.W. 49th Place
Cooper City, FL 33328

Andrew Goldrich                                      1,284,519                             21.1%
21653 Marigot Drive
Boca Raton, FL 33428

Shawn Tartaglia                                        193,585                              3.2%
6888 Ashburn Road
Lake Worth, FL 33467

Julie Slater                                            38,703                              1.0%
402 N.W. 118th Terrace
Coral Springs, FL 33071

Officers and Directors                               2,861,532                             47.1%
as a group (4 persons)

                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 10,000,000 shares of common stock, $.10 par value per share. As of the date of this prospectus, there are 6,071,736 shares of common stock issued and outstanding, which are held of record by approximately 800 holders.

Common Stock

         Holders of common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

         Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of common stock are, and the shares underlying all option and warrants will be, duly authorized, validly issued, fully paid an non-assessable upon our issuance of these shares.

Transfer Agent and Registrar

         The transfer agent and registrar for our common stock is American Securities Transfer and Trust, 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228, and its telephone number is (303) 986-5400.

Reports to Securityholders

         We intend to furnish our stockholders with annual reports containing audited financial statements. We may disseminate such other unaudited interim reports to securityholders as we deem appropriate.

                             SELLING SECURITYHOLDERS

         The following table sets forth (a) the name of each selling securityholder, (b) the number or shares of common stock beneficially owned by each selling securityholder as of the date of this prospectus, giving effect to the exercise of the selling securityholders' warrants into shares of common stock and (c) the number of shares being offered by each selling securityholder. The shares of common stock being offered are being registered to permit public sales and the selling securityholders may offer all or part of the shares for resale from time to time. All expenses of the registration of the common stock on behalf of the selling securityholder are being borne by us. We will receive none of the proceeds of this offering.

                                    Shares Owned          Shares Available           Shares          Percent of
                                   Prior to this            Pursuant to            Owned after          Class
Selling Securityholder                Offering             this Prospectus          Offering       after Offering
----------------------                --------             ---------------          --------       --------------
Austin Gleason                        66,667                   66,667                   -                 -
Eugene Graves                         66,667                   66,667                   -                 -
Leon Hertzon                          10,000                   10,000                   -                 -
Bill Hickey                           66,667                   66,667                   -                 -
Earl Hingson, Jr.                     10,000                   10.000                   -                 -
Ivy Entertainment                     15,000                   15,000                   -                 -
Michael Janis                         33,333                   33,333                   -                 -
Joyce Westmoreland                    33,333                   33,333                   -                 -


                                      -24-




Alan Silverberg                       10,000                   10,000                   -                 -
Andrew Astrove                        10,000                   10,000                   -                 -
Lisa Battaglia                         4,000                    4,000                   -                 -
David Baum                            13,500                   13,500                   -                 -
545775 BC Ltd.                        10,000                   10,000                   -                 -
Adam Childers                         40,000                   40,000                   -                 -
James Corrado                         24,000                   24,000                   -                 -
Richard David                        133,333                  133,333                   -                 -
Gerard Kearns                         57,333                   57,333                   -                 -
William Kearns                         5,000                    5,000                   -                 -
Philip Kendall                        50,000                   50,000                   -                 -
Herbert Meislich                      66,667                   66,667                   -                 -
Robert Murray                          5,000                    5,000                   -                 -
Schneider Fuel Pension                20,000                   20,000                   -                 -
Josette Pieroni                       13,333                   13,333                   -                 -
Marty Powell                           7,000                    7,000                   -                 -
Thomas Ralston                         1,000                    1,000                   -                 -
Jeffrey Rappaport                     15,000                   15,000                   -                 -
Dan Rosen                              3,000                    3,000                   -                 -
Brian Ross                            20,000                   20,000                   -                 -
Charlotte Sundquist                    1,734                    1,734                   -                 -
Michael Schift                         4,000                    4,000                   -                 -
Scott Schift                           4,000                    4,000                   -                 -
Alvin Siegel                          20,000                   20,000                   -                 -
Mitchell Thomas                        5,000                    5,000                   -                 -
George Thompson                       66,667                   66,667                   -                 -
Brian Wallach                          6,667                    6,667                   -                 -
Warren Struhl Fam. Part.              33,333                   33,333                   -                 -
Jeff Weiss                             6,667                    6,667                   -                 -
David Zakala                          12,000                   12,000                   -                 -
John Zale                             26,667                   26,667                   -                 -
William Zimmerman                     10,000                   10,000                   -                 -
Mel Goldstein                          1,000                    1,000                   -                 -
Jack Blanco                              500                      500                   -                 -
Fred Banner                            5,333                    5,333                   -                 -
Adam Rovner                            3,333                    3,333                   -                 -
lst Level Capital                    225,000                  225,000                   -                 -
                                   ---------                ---------                 ---               ---

TOTAL                              1,241,734                1,241,734                   -                 -
                                   =========                =========                 ===               ===


         The information contained in the foregoing table is derived from our books and records, as well as from our transfer agent.

         We are advised that (a) the beneficial owner of 545775 BC Ltd. Corp. is Sean Dickinson, (b) the beneficial owner of Schneider Fuel Pension is Edward T. Schneider, (c) the beneficial owner of Struhl Family Partnership is Warren Struhl, and (d) the beneficial owners of First Level Capital, Inc. are Marc Siegel, Al Mirman, Richard Galtiero, Eric Rand and Vincent Labarbara.

                              PLAN OF DISTRIBUTION

         The shares covered by this prospectus may be distributed from time to time by the selling securityholders in one or more transactions that may take place on the over-the-counter market. These include ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of these shares as principals, at market prices existing at the time of sale, at prices related to existing market prices, through Rule 144 transactions or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling securityholders in connection with sales of securities.

         The selling securityholders may sell the securities in one or more of the following methods:

         (a) a block trade in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principals to facilitate the transaction;

         (b) purchasers by a broker or dealer as principal and resale by the broker or dealer for its account under this prospectus;

         (c) ordinary brokerage transactions and transactions which the broker solicits purchases, and

         (d) face-to-face transactions between sellers and purchasers without a broker-dealer.

         In making sales, brokers or dealers used by the selling securityholders may arrange for other brokers or dealers to participate. The selling securityholders and others through whom such securities are sold may be "underwriters" within the meaning of the Securities Act for the securities offered, and any profits realized or commission received may be considered underwriting compensation.

         At the time a particular offer of the securities is made by or on behalf of a selling securityholder, to the extent required, a prospectus is to delivered. The prospectus will include the number of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the shares of common stock purchased from the selling securityholder, and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

         We have told the selling securityholders that the anti-manipulative rules under the Securities Exchange Act of 1934, including Regulation M, may apply to their sales in the market. We have provided each of the selling securityholders with a copy of these rules. We have also told the selling securityholders of the need for delivery of copies of this prospectus in connection with any sale of securities that are registered by this prospectus.

         Sales of securities by us and the selling securityholders or even the potential of these sales may have a negative effect on the market price of the shares of common stock offered hereby.

                         SHARES ELIGIBLE FOR FUTURE SALE

         At the date of this prospectus, we have 6,071,736 shares of common stock issued and outstanding of which 732,021 shares are freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by an affiliate of ours. This does not include 1,500,000 shares that may be issued upon exercise of options that may, in the future, be granted under our stock option plan. They may be resold by their holders as long as they are covered by a current registration statement or under an available exemption from registration.

         All of the remaining 5,339,715 shares of common stock currently outstanding are restricted securities. Of these restricted shares, 1,241,734 shares are eligible for resale by this prospectus. The remaining restricted shares will become eligible for sale under Rule 144 at various times provided that they have been held for at least one year. In general, Rule 144 permits a shareholder who has owned restricted shares for at least one year, to sell without registration, within a three month period, up to one percent of our then outstanding common stock. We must be current in our reporting obligations in order for a shareholder to sell shares under Rule 144. In addition, shareholders other than our officers, directors or 5% or greater shareholders who have owned their shares for at least two years, may sell them without volume limitation or the need for our reports to be current.

         We cannot predict the effect, if any, that market sales of common stock or the availability of these shares for sale will have on the market price of the shares from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market could adversely affect market prices for the common stock and could damage our ability to raise capital through the sale of our equity securities.

                                  LEGAL MATTERS

         The validity of the securities offered by this prospectus will be passed upon for us by Atlas, Pearlman, Trop & Borkson, P.A., 200 East Las Olas Boulevard, Suite 1900, Fort Lauderdale, FL 33301, Florida.

                                     EXPERTS

         The consolidated financial statements as of December 31, 1998, and for the year then ended, appearing in this prospectus and registration statement have been audited by Feldman Sherb Horowitz & Co., P.C., independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon this report given on the authority of such firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

         We have filed with the SEC the registration statement on Form SB-2 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement, and these statements are qualified in their entirety by reference to the contract or document.

         The registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the SEC's Public Reference at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1- 800-SEC-0330. In addition, registration statements and other filings made with the SEC through its Electronic Data Gathering, Analysis and Retrieval Systems are publicly available through the SEC's site on the World Wide Web located at http//www.sec.gov.

         The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system. Following the effective date of the registration statement relating to this prospectus, we will become subject to the reporting requirements of the Exchange Act and in accordance with these requirements, will file annual, quarterly and special reports, and other information with the SEC. We also intend to furnish our shareholders with annual reports containing audited financial statements and other periodic reports as we think appropriate or as may be required by law.



                                        SENSE HOLDINGS, INC. AND SUBSIDIARY
                                    INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Independent Auditors' Report....................................................................................F-2
Consolidated Balance Sheets.....................................................................................F-3
Consolidated Statements of Operations...........................................................................F-4
Consolidated Statements of Stockholders' (Deficit) Equity.......................................................F-5
Consolidated Statements of Cash Flows...........................................................................F-6
Notes to Consolidated Financial Statements...............................................................F-7 - F-12

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Sense Holdings, Inc. and Subsidiary
Sunrise, Florida

         We have audited the accompanying consolidated balance sheet of Sense Holdings, Inc. and Subsidiary (A Development Stage Enterprise) as of December 31, 1998, and the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows for the period July 13, 1998 (Inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sense Holdings, Inc. and Subsidiary (A Development Stage Enterprise) as of December 31, 1998, and the results of its operations and its cash flows for the period July 13, 1998 (Inception) through December 31, 1998, in conformity with generally accepted accounting principles.


                                          /s/ Feldman Sherb Horowitz & Co., P.C.
                                          Feldman Sherb Horowitz & Co., P.C.
                                          Certified Public Accountants

New York, New York
July 2, 1999


                       SENSE HOLDINGS, INC. AND SUBSIDIARY
                       -----------------------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------



                                                                                  December 31, September 30,
                                                                                      1998         1999
                                                                                  ------------ -------------
                                                                                                (unaudited)
                                     ASSETS
                                     ------
CURRENT ASSETS:
  Cash                                                                               $   13,147  $  395,170
  Accounts receivable                                                                        --      55,029
  Inventory                                                                                  --      19,049
  Prepaid expenses                                                                           --      37,500
  Loans receivable - shareholders                                                            --      11,500
  Other current assets                                                                    1,634       2,891
                                                                                     ----------  ----------
   TOTAL CURRENT ASSETS                                                                  14,781     521,139

PROPERTY AND EQUIPMENT, net                                                               8,597      11,407
                                                                                     ----------  ----------

                                                                                     $   23,378  $  532,546
                                                                                     ==========  ==========

                 LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
                 ----------------------------------------------

CURRENT LIABILITIES:
  Accounts payable and accrued expenses                                              $   28,924  $   52,217
  Common stock to be issued                                                             110,500          --
                                                                                     ----------  ----------
   TOTAL CURRENT LIABILITIES                                                            139,424      52,217
                                                                                     ----------  ----------



STOCKHOLDERS' (DEFICIT) EQUITY:
  Common stock, $.10 par value, 10,000,000 shares authorized;
   288,300 and 6,071,734 shares issued and outstanding, respectively                     28,830     607,173
  Additional paid-in capital                                                             29,753     610,660
  Accumulated deficit                                                                  (174,629)   (737,504)
                                                                                     ----------  ----------
   TOTAL STOCKHOLDERS' (DEFICIT) EQUITY                                                (116,046)    480,329
                                                                                     ----------  ----------


                                                                                     $   23,378  $  532,546
                                                                                     ==========  ==========

                 See notes to consolidated financial statements
                                       F-3


                       SENSE HOLDINGS, INC. AND SUBSIDIARY
                       -----------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------




                                                         From July 13,          Nine Months           From July 13,
                                                        1998 (Inception)           Ended            1998 (Inception)
                                                        to December 31,        September 30,         to September 30,
                                                              1998                 1999                   1999
                                                       -------------------   ------------------   ----------------------
                                                                                (unaudited)            (unaudited)
Sales                                               $                  --    $          54,695    $              54,695

Cost of goods sold                                                     --               21,690                   21,690
                                                    ---------------------    -----------------    ---------------------

Gross Profit                                                           --               33,005                   33,005

OPERATING EXPENSES:

   Depreciation                                                       858                1,530                    2,388
   Rent                                                             2,650                6,791                    9,441
   Research and development                                        71,510              107,542                  179,052
   Non-cash compensation                                               --              260,000                  260,000
   General and administrative                                      99,611              220,017                  319,628
                                                    ---------------------    -----------------    ---------------------
                                                                  174,629              595,880                  770,509
                                                    ---------------------    -----------------    ---------------------

NET LOSS                                            $             174,629    $         562,875    $             737,504
                                                    =====================    =================    =====================


Net loss per common share                           $                0.04    $            0.12    $                0.15
                                                    =====================    =================    =====================

Weighted Average
Number of shares outstanding                                    4,315,000            4,759,048                4,945,594
                                                    =====================    =================    =====================



                 See notes to consolidated financial statements
                                       F-4


                       SENSE HOLDINGS, INC. AND SUBSIDIARY
                       -----------------------------------

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
            ---------------------------------------------------------




                                                  Common Stock
                                          ------------------------------     Additional                                 Total
                                           Number of                           Paid-in          Accumulated         Stockholders'
                                             Shares           Amount           Capital            Deficit         (Deficit) Equity
                                          --------------    ------------    --------------   ------------------   ------------------
Balance, July 13, 1998 (Inception)              288,300     $    28,830     $     (28,830)   $              --    $              --

Capital contribution                                 --              --            58,583                   --               58,583

Net loss                                             --              --                --             (174,629)            (174,629)
                                          -------------     -----------     -------------    -----------------    -----------------

Balance, December 31, 1998                      288,300          28,830            29,753             (174,629)            (116,046)

Issuance of common stock pursuant
to share exchange agreement (unaudited)       4,026,700         402,670          (402,670)                  --                   --

Capital contribution (unaudited)                     --              --           141,200                                   141,200

Cancellation of common stock (unaudited)        (50,000)         (5,000)            5,000                   --                   --

Issuance of Common Stock (unaudited)          1,266,734         126,673           631,377                   --              758,050


Issuance of Common Stock
for services rendered (unaudited)               540,000          54,000           206,000                   --              260,000

Net loss (unaudited)                                 --              --                --             (562,875)            (562,875)
                                          -------------     -----------     -------------    -----------------    -----------------

Balance, September 30, 1999 (unaudited)       6,071,734     $   607,173     $     610,660    $        (610,660)   $         480,329
                                          =============     ===========     =============    =================    =================




                 See notes to consolidated financial statements.
                                       F-5



                       SENSE HOLDINGS, INC. AND SUBSIDIARY
                       -----------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------


                                                                    From July 13,          Nine Months          From July 13,
                                                                   1998 (Inception)           Ended            1998 (Inception)
                                                                   to December 31,        September 30,        to September 30,
                                                                         1998                 1999                   1999
                                                                 --------------------    ---------------     --------------------
                                                                                           (unaudited)           (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                    $           (174,629)   $      (562,875)    $           (737,504)
                                                                 --------------------    ---------------     --------------------
     Adjustments to reconcile net loss to net cash
       provided by (used in) operations:
          Depreciation                                                            858              1,530                    2,388
          Non-cash compensation                                                    --            260,000                  260,000

     Changes in assets and liabilities:
         Increase in accounts receivable                                           --            (55,029)                 (55,029)
         Increase in inventory                                                     --            (19,049)                 (19,049)
         Increase in prepaid and other current assets                          (1,634)           (38,757)                 (40,391)
         Increase in accounts payable and accrued expenses                     28,924             23,293                   52,217
                                                                 --------------------    ---------------     --------------------
            Total adjustments                                                  28,148            171,988                  200,136
                                                                 --------------------    ---------------     --------------------

CASH USED IN OPERATIONS                                                      (146,481)          (390,887)                (537,368)
                                                                 --------------------    ---------------     --------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                                      (9,455)            (4,340)                 (13,795)
                                                                 --------------------    ---------------     --------------------
CASH FLOWS USED IN INVESTING ACTIVITIES                                        (9,455)            (4,340)                 (13,795)
                                                                 --------------------    ---------------     --------------------


CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of common stock to be issued                          110,500           (110,500)                      --
     Loans to shareholders                                                         --            (11,500)                 (11,500)
     Proceeds from the sale of common stock                                        --            758,050                  830,050
     Capital contribution                                                      58,583            141,200                  199,783
                                                                 --------------------    ---------------     --------------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                                   169,083            777,250                  946,333
                                                                 --------------------    ---------------     --------------------

NET INCREASE IN CASH                                                           13,147            382,023                  395,170

CASH - beginning of period                                                         --             13,147                       --
                                                                 --------------------    ---------------     --------------------

CASH - end of period                                             $             13,147    $       395,170     $            395,170
                                                                 ====================    ===============     ====================





                 See notes to consolidated financial statements
                                       F-6

                       SENSE HOLDINGS, INC. AND SUBSIDIARY
                       -----------------------------------
                        (A Development Stage Enterprise)
                        --------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

       FOR THE PERIOD JULY 13, 1998 (Inception) THROUGH DECEMBER 31, 1998
       ------------------------------------------------------------------

Sense Technologies, Inc. ("Sense")was formed on July 13, 1998 to design, develop, manufacture and sell security identification systems.

On January 19, 1999, Sense was acquired by Century Silver Mines, Inc. ("CSM"), an Idaho corporation, for 4,026,700 shares of CSM stock (the "Exchange"). The Exchange was completed pursuant to the Agreement and Plan of Reorganization between Sense and CSM. The Exchange has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of Sense, pursuant to which Sense is treated as the continuing entity. In August 1999, pursuant to the approval of the Board of Directors of CSM, the name of the company changed to Sense Holdings, Inc. (the "Company").

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         A. Principles of consolidation - The financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany transactions have been eliminated.

         B. Equipment - Equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets.

         C. Inventories - Inventories are stated at the lower of average cost or market.

         D. Income Taxes - Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

         E. Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, and accounts payable approximate their fair market value based on the short-term maturity of these instruments.

         F. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         G. Impairment of long-lived assets - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1998, the Company believes that there has been no impairment of its long-lived assets.

         H. Comprehensive Income - The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130) "Reporting Comprehensive Income". Comprehensive income is comprised of net loss and all changes to the statements of stockholders' equity, except those due to investments by stockholders, changes in paid-in capital and distribution to stockholders. For the period ended December 31, 1998, the Company had deemed comprehensive income to be negligible.

         I. Research and Development - Research and development costs are expensed as incurred. These costs primarily consists of fees paid for the development of the Company's software. Research and development costs for the period ended December 31, 1998 were $71,510.

         J. Stock Based Compensation - The Company accounts for stock transactions in accordance with APB No. 25, "Accounting for Stock Issued to Employees." In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company adopted the pro forma disclosure requirements of SFAS 123.

         K. New Accounting Pronouncements - The Company will adopt Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131") for the period ended December 31, 1998. SFAS No. 131 requires the Company to report selected information about operating segments in its financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The application of the new pronouncement is not expected to have a material impact on the Company's disclosures.

                           The Company will adopt Statement of Financial
                  Accounting Standards No. 132 ("SFAS No. 132"), "Employers' Disclosures about Pensions and Other Postretirement Benefits" for the period ended December 31, 1998. SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans. The application of the new pronouncement is not expected to have a material impact on the financial statements.

         L. Licensing Agreements - Licensing agreements are stated at cost, less accumulated amortization. Amortization is computed using the straight-line method over an estimated life of ten years based upon management's expectations relating to the life of the technology and current competitive market conditions. The estimated life is reevaluated each year based upon changes in these factors.

         M. Earnings Per Share - The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share". Basic net loss per share is based on the weighted average number of shares outstanding. Potential common shares included in the computation are not presented in the financial statements as their effect would be anti-dilutive.

2.       EQUIPMENT
         ---------

         Equipment is as follows:


               Computer equipment                                        9,455
               Less: Accumulated depreciation                              858
                                                                --------------
                                                                $        8,597
                                                                ==============

3.       COMMITMENTS
         -----------

         A. Rent - The Company leases office space under operating leases commencing September 1998. The lease expires September 1999.

                  Minimum rental commitments are as follows:


                              1999                             $         8,268
                                                               ===============

         B. License Agreement -The Company entered into a licensing agreement with a software development company. Under this agreement, the Company has exclusive rights to include the software company's technology in its identification systems. The Company has agreed to pay $100,000 for the right to use this technology. The Company has also agreed to pay royalties of $50 per system sold, with annual minimum royalties of $50,000. As of June 30, 1999, the Company has paid $37,500 and must pay the balance in three quarterly installments. The license can be renewed annually .

         C. Employment Agreements - In March 1999 the Company entered into one-year employment agreements with three officers. The total commitment to the Company for these agreements will aggregate $200,200.

4.       INCOME TAXES
         ------------

         The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

         The provision (benefit) for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income
         (loss) before provision for income taxes, the reconciliation is as follows:


               Taxes benefit computed at statutory rate        $       (59,000)
               Income tax benefit not utilized                          59,000
                                                               ---------------
               Net income tax benefit                          $            --
                                                               ===============

         The Company has a net operating loss carryforward for tax purposes totaling approximately $175,000 at December 31, 1998 expiring in the year 2013.

         Listed below are the tax effects of the items related to the Company's net tax liability:


               Tax benefit of net operating loss carryforward  $        59,000
               Valuation Allowance                                     (59,000)
                                                               ---------------
               Net deferred tax asset recorded                 $            --
                                                               ===============

5.       STOCKHOLDERS' EQUITY
         --------------------

                  On January 15, 1999 the Company declared a 1 for 7.74 reverse stock split. The financial statements for all periods presented have been retroactively adjusted for the stock split.

                  On January 19, 1999, the Company issued 4,026,700 shares of common stock to former shareholders of Sense Technologies, Inc., in connection with the Company's acquisition of all of the issued and outstanding shares of Sense Technologies, Inc. The Company also received cash of $141,200 relating to the acquisition.

                  In January 1999, the Company issued an aggregate of 290,000 shares of common stock to various consultants, in consideration of services rendered to the Company. Such shares were valued at an aggregate of $72,500 or approximately $.25 per share. Such issuance was recorded as non-cash compensation expense.

                  In March 1999, the Company issued an aggregate of 240,000 shares of common stock to various people, for an aggregate of $60,000 or approximately $.25 per share.

                  In June 1999, the Company issued 25,000 shares of common stock to various consultants, in consideration of services rendered to the Company. Such shares were valued at an aggregate of $18,750 or approximately $.75 per share. Such issuance was recorded as non-cash compensation expense.

6.       SUBSEQUENT EVENTS (Unaudited)
         -----------------------------

         A. Issuance of Common Stock - In July 1999, the Company issued 225,000 shares of common stock to various consultants, in consideration of services rendered to the Company. Such shares were valued at an aggregate of $168,750 or approximately $.75 per share.

                  From April to August 1999, the Company issued an aggregate of 1,026,733 shares of common stock for an aggregate purchase price of $770,050 or approximately $.75 per share.

         B. Stock Option Plan - On July 19, 1999, the board of directors adopted the Company's 1999 stock option plan. The company has reserved 1,500,000 shares of common stock for issuance upon exercise of options granted from time to time under the 1999 stock option plan. The 1999 stock option plan is intended to assist us in securing and retaining key employees, directors and consultants by allowing them to participate in the ownership and growth through the grant of incentive and non-qualified options.

                  Under the stock option plan we may grant incentive stock options only to key employees and employee directors, or we may grant non-qualified options to our employees, officers, directors and consultants. The 1999 stock option plan is currently administered by the Company's board of directors.

                  Subject to the provisions of the stock option plan, the board will determine who shall receive options, the number of shares of common stock that may be purchased under the options, the time and manner of exercise of options and exercise prices. The term of the options granted under the stock option plan may not exceed ten years or five years for an incentive stock option granted to an optionee owning more than 10% of our voting stock. The exercise price for incentive stock options will be equal to or greater than 100% of the fair market value of the shares of the common stock at the time granted. However, the incentive stock options granted to a 10% holder of the Company's voting stock are exercisable at a price equal to or greater than 110% of the fair market value of the common stock at the date of the grant. The exercise price for non-qualified options will be set by the board, in its discretion, but in no event shall the exercise price be less than 75% f the fair market value of the shares of common stock on the date of grant. The exercise price may be payable in cash or, with the approval of the board, by delivery of shares or a combination of cash and shares. Shares of common stock received upon exercise of options will be subject to restrictions on sale or transfer. As June 30, 1999, the Company has not granted any options under the 1999 stock option plan

         C. Licensing Agreement - The Company intends to enter into an agreement with another software development company. The Company has agreed to license the software from the software development company and pay license fees of at least $100,000 per year during the first two years of the agreement. The Company has also agreed to pay the software development company a $10,000 software development fee. The agreement is for a term of five years, with five year renewal terms, but may be canceled by either party on 90 days written notice. The Company intends to enter into the agreement with the software development company once the Company reaches an agreement on obtaining the right to continue the software development company's software in the event of their dissolution, bankruptcy or similar events.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company or any of the underwriters. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

                                         TABLE OF CONTENTS

                                                Page
                                                ----

Prospectus Summary..........................      2
Risk Factors................................      4
Capitalization..............................      7
Use of Proceeds.............................      7
Price Range of Common Stock
   and Dividend Policy......................      7
Forward-Looking Statements..................      9
Management's Discussion and
  Analysis or  Plan of Operation............      9
Business....................................     11
Management..................................     17
Executive Compensation......................     19
Certain Transactions........................     22
Principal Shareholders......................     22
Description of Securities...................     23
Selling Securityholders.....................     24
Plan of Distribution .......................     26
Shares Eligible for Future Sale.............     27
Legal Matters...............................     27
Experts.....................................     27
Additional Information......................     28
Financial Statements........................    F-1






                                1,241,734 SHARES

                              SENSE HOLDINGS, INC.





                                   PROSPECTUS
                                   ----------




                                February 9, 2000




         Until May 9, 2000 (90 days after the date of this Prospectus), all dealers effecting trans actions in the registered securities, whether or not participating in this distribution, may be re quired to deliver a Prospectus. This delivery requirement is in addition to the obligations of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allot ments or subscriptions.